July 6, 2006


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549


                  RE:      IRONCLAD PERFORMANCE WEAR CORPORATION
                  REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-118808) FORM A-W APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Ironclad Performance Wear Corporation, a Nevada corporation (the "Company") hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1/A, together with all exhibits thereto (the " Post-Effective Amendment") to the Company's Registration Statement on Form SB-2 (File No. 333-118808). The Post-Effective Amendment was initially filed with the Securities and Exchange Commission (the "Commission") on March 1, 2006. The Commission has not declared the Post-Effective Amendment effective. The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

         We seek to withdraw the Post-Effective Amendment because the selling shareholders listed therein have sold substantially all of the shares intended to be registered for resale thereunder in a private transaction to certain individuals in connection with the merger of Ironclad Performance Wear Corporation, a California corporation, with and into a wholly-owned subsidiary of the Company. We believe that a withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors.

         Please contact our legal counsel, Albert P. Asatoorian of Stubbs Alderton & Markiles, LLP, should you have further questions regarding our request for withdrawal. You can reach Albert P. Asatoorian at (818) 444-4506. Thank you for your assistance.


                                        Sincerely,

                                        Ironclad Performance Wear Corporation

                                        By:     /s/ Thomas E. Walsh
                                            ---------------------------------
                                        Name:   Thomas E. Walsh
                                        Title:  Chief Financial Officer